November 30, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (212) 584-5353

Mel Karmazin
Chief Executive Officer and Director
Sirius Satellite Radio, Inc.
1221 Avenue of the Americas
36th Floor
New York, NY 10020

> **Re: Sirius Satellite Radio, Inc.**
> **Definitive 14A**
> **Filed April 23, 2007**
> **File No. 0-24710**

Dear Mr. Karmazin:

We have reviewed your response letter dated October 19, 2007 and have the following comment. Please respond to our comment by December 14, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your supplemental response to comment 3 of our August 21, 2007 letter. Please disclose in future filings the fact that actual bonuses are fully discretionary.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor